Exhibit 99.3

Consolidated Financial Statements

For the Years Ended December 31, 2019, and 2018

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Professional Accountants. The Report of Independent Registered Public Accounting Firm outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee with or without management being present.

Gord Johnston	Theresa Jang
President & CEO	Executive Vice President & CFO
February 26, 2020	February 26, 2020

F-1	Stantec Inc.

Management’s Annual Report on Internal Control

over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

The Company accounts for joint operations in accordance with IFRS. The Company’s significant joint operations are: West, a Joint Venture, and Starr ll, a Joint Venture. Once the financial information is obtained from these joint operations, it falls within the scope of the Company’s internal controls framework. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these joint operations. The 2019 consolidated financial statements of the Company includes $13.9 million and $0.4 million of total assets and net assets, respectively, as at December 31, 2019, and $60.8 million and $0.7 million of revenues and net income, respectively, for the year then ended related to these joint operations.

Management has assessed the effectiveness of the Company’s internal control over financial reporting, as at December 31, 2019, and has concluded that such internal control over financial reporting is effective. Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2019, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Wood & Grieve Engineers, which are included in the Company’s 2019 consolidated financial statements. The aggregate assets were $36.4 million, representing 0.8% of the Company’s total assets as at December 31, 2019. The gross revenue earned from their dates of acquisition to December 31, 2019, constituted 1.7% of the Company’s gross revenue for the year ended December 31, 2019.

Gord Johnston	Theresa Jang
President & CEO	Executive Vice President & CFO
February 26, 2020	February 26, 2020

F-2	Stantec Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Stantec Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 26, 2020 expressed an unqualified opinion thereon.

Adoption of IFRS 16

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Audit and Risk Committee - and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-3	Stantec Inc.

Goodwill impairment assessment in respect of Global group of cash generating units (“CGUs”)

Description of the Matter	A goodwill impairment charge is required when the carrying value of a group of CGUs exceeds its recoverable amount. The recoverable amount is estimated using the fair value less costs of disposal approach. As described in management’s goodwill disclosure in Note 13 to the consolidated financial statements, the recoverable amount of the Global group of CGUs exceeded its carrying amount by $37.6 million (goodwill allocated of $337.6 million) as at October 1, 2019.

We identified the estimation of the recoverable amount of the Global group of CGUs as a critical audit matter because it is contingent on future cash flows and there is a risk that, if these cash flows do not meet the Company’s expectations, the goodwill might be impaired. Auditing the impairment analysis was complex due to the significant estimation uncertainty and judgement applied by management in determining the recoverable amount. The significant estimation uncertainty was primarily due to the subjective nature of the underlying key assumptions and the significant effect changes in these assumptions would have on the recoverable amount. The significant assumptions used to estimate the recoverable amount included discount rates and certain forward-looking assumptions, such as revenue growth and operating margin rates, that could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls relating to the Company’s determination of the recoverable amount of the Global group of CGUs, including controls over management’s review of the significant assumptions described above.

To test the recoverable amount of the Global group of CGUs, we performed audit procedures that included, among others, assessing management’s methodologies, testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared forward-looking assumptions to historical financial information, and we evaluated whether changes to the significant assumptions would impact the impairment conclusion. We assessed the discount rates used, with the assistance of our valuation specialists. In addition, we tested management’s reconciliation of the fair value of the reporting units to the market capitalization of the Company.

We have served as the Company’s auditor since 1993.

Chartered Professional Accountants

Edmonton, Canada

February 26, 2020

F-4	Stantec Inc.

Report on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Stantec Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Stantec Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Wood & Grieve Engineers Ltd. (the “Acquisition”), which is included in the 2019 consolidated financial statements of the Company and constituted 0.8% of total assets, as of December 31, 2019 and 1.7% of revenues for the year then ended. In addition, it did not include the internal controls of West, a Joint Venture, and Starr II, a Joint Venture (“Joint Operations”) which are included in the 2019 consolidated financial statements of the Company and constituted $13.9 million and $0.4 million total and net assets, respectively as of December 31, 2019, and $60.8 million and $0.7 million of revenues and net income, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Acquisition and Joint Operations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2019 and 2018, and the related notes, and our report dated February 26, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Stantec Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Stantec Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F-5	Stantec Inc.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Edmonton, Canada

February 26, 2020

F-6	Stantec Inc.

Consolidated Statements of Financial Position

As at December 31 (In millions of Canadian dollars)	Notes	2019 $	2018 $
ASSETS
Current
Cash and deposits	9	223.5	185.2
Trade and other receivables	10	817.7	878.1
Unbilled receivables		374.2	384.6
Contract assets		67.5	59.7
Income taxes recoverable		36.2	47.9
Prepaid expenses		42.9	56.8
Other assets	15	18.1	23.2
Total current assets		1,580.1	1,635.5
Non-current
Property and equipment	11	286.5	289.4
Lease assets	6,12	558.5	-
Goodwill	13	1,651.8	1,621.2
Intangible assets	14	219.6	247.7
Investments in joint ventures and associates		8.8	9.4
Net employee defined benefit asset	19	26.0	10.0
Deferred tax assets	27	31.9	21.2
Other assets	15	198.3	175.5
Total assets		4,561.5	4,009.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	9	19.5	-
Trade and other payables	16	576.4	567.2
Lease liabilities	6,12	99.9	-
Deferred revenue		199.2	174.4
Income taxes payable	6,20	28.4	37.9
Long-term debt	17	46.9	48.5
Provisions	18	23.9	42.4
Other liabilities	20	12.1	23.2
Total current liabilities		1,006.3	893.6
Non-current
Lease liabilities	6,12	589.0	-
Income taxes payable		11.6	15.9
Long-term debt	17	814.0	885.2
Provisions	18	89.1	78.2
Net employee defined benefit liability	19	85.2	68.6
Deferred tax liabilities	27	73.2	54.3
Other liabilities	6,20	16.0	105.4
Total liabilities		2,684.4	2,101.2
Shareholders’ equity
Share capital	23	879.8	867.8
Contributed surplus	23	23.9	24.8
Retained earnings	6	917.7	851.2
Accumulated other comprehensive income		54.1	163.1
Total shareholders’ equity		1,875.5	1,906.9
Non-controlling interests		1.6	1.8
Total liabilities and equity		4,561.5	4,009.9

See accompanying notes

On behalf of Stantec Inc.’s Board of Directors

Douglas Ammerman, Director	Gord Johnston, Director

F-7	Stantec Inc.

Consolidated Statements of Income

Years ended December 31 (In millions of Canadian dollars, except per share amounts)	Notes	2019 $	2018 $
			(note 2)
Continuing operations
Gross revenue		4,827.3	4,283.8
Less subconsultant and other direct expenses		1,116.0	928.6

Net revenue		3,711.3	3,355.2
Direct payroll costs	30	1,702.9	1,540.0

Gross margin		2,008.4	1,815.2
Administrative and marketing expenses	6,23,30,36	1,433.6	1,438.2
Depreciation of property and equipment	11	58.2	50.1
Depreciation of lease assets	6,12	115.8	-
Amortization of intangible assets	14	66.9	65.0
Net interest expense	28	69.6	28.7
Other net finance expense	28	3.1	5.7
Share of income from joint ventures and associates		(0.8)	(1.6)
Foreign exchange loss		4.7	2.7
Other (income) expense	31	(8.2)	0.1

Income before income taxes and discontinued operations		265.5	226.3

Income taxes
Current	27	56.0	54.5
Deferred	27	15.1	0.5

Total income taxes		71.1	55.0

Net income for the year from continuing operations		194.4	171.3

Discontinued operations
Net loss from discontinued operations, net of tax	8	-	(123.9)

Net income for the year		194.4	47.4

Earnings (loss) per share, basic and diluted
Continuing operations	32	1.74	1.51
Discontinued operations	32	-	(1.09)

Total basic and diluted earnings per share		1.74	0.42

See accompanying notes

F-8	Stantec Inc.

Consolidated Statements of Comprehensive Income

Years ended December 31 (In millions of Canadian dollars)	Notes	2019 $	2018 $

Net income for the year		194.4	47.4

Other comprehensive (loss) income

Items that may be reclassified to net income in subsequent periods:

Exchange differences on translation of foreign operations		(91.4)	124.1
Realized exchange difference on disposition of a subsidiary		-	0.1
Net unrealized gain on FVOCI financial assets		-	1.1
Unrealized loss on interest rate swap	25	(1.1)	-
		(92.5)	125.3
Items not to be reclassified to net income:
Remeasurement loss on net employee defined benefit liability	19	(16.5)	(10.8)

Other comprehensive (loss) income for the year, net of tax		(109.0)	114.5

Total comprehensive income for the year, net of tax		85.4	161.9

See accompanying notes

F-9	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(In millions of Canadian dollars, except shares)	Shares Outstanding (note 23) #	Share Capital (note 23) $	Contributed Surplus (note 23) $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Total $

Balance, December 31, 2017	113,991,676	878.2	21.5	947.1	49.5	1,896.3
Impact of change in accounting policy, net of tax of $6.7 for IFRS 9 and 15				(23.8)	(0.9)	(24.7)
Adjusted balance, January 1, 2018	113,991,676	878.2	21.5	923.3	48.6	1,871.6
Net income				47.4		47.4
Other comprehensive income					114.5	114.5
Total comprehensive income				47.4	114.5	161.9
Share options exercised for cash	338,989	6.9				6.9
Share-based compensation expense			5.6			5.6
Shares repurchased under Normal Course Issuer Bid	(2,470,560)	(19.1)	(0.5)	(57.1)		(76.7)
Reclassification of fair value of share options previously expensed		1.8	(1.8)			-
Dividends declared				(62.4)		(62.4)

Balance, December 31, 2018	111,860,105	867.8	24.8	851.2	163.1	1,906.9
Impact of change in accounting policy, net of tax of $11.5 (note 6)				(31.2)		(31.2)

Adjusted balance, January 1, 2019	111,860,105	867.8	24.8	820.0	163.1	1,875.7
Net income				194.4		194.4
Other comprehensive loss					(109.0)	(109.0)
Total comprehensive income (loss)				194.4	(109.0)	85.4
Share options exercised for cash	753,583	18.9				18.9
Share-based compensation expense			3.4			3.4
Shares repurchased under Normal Course Issuer Bid	(1,400,713)	(10.9)	(0.3)	(32.0)		(43.2)
Reclassification of fair value of share options previously expensed		4.0	(4.0)			-
Dividends declared				(64.7)		(64.7)

Balance, December 31, 2019	111,212,975	879.8	23.9	917.7	54.1	1,875.5

See accompanying notes

F-10	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended December 31 (In millions of Canadian dollars)	Notes	2019 $	2018 $
			(note 2)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		4,934.2	4,367.6
Cash paid to suppliers		(1,716.9)	(1,706.3)
Cash paid to employees		(2,658.6)	(2,375.3)
Interest received		3.7	2.7
Interest paid		(71.6)	(30.5)
Finance costs paid		(5.7)	(5.5)
Income taxes paid		(47.4)	(59.0)
Income taxes recovered		12.2	11.5

Cash flows from operating activities from continuing operations		449.9	205.2
Cash flows from (used in) operating activities from discontinued operations		2.6	(32.6)

Net cash flows from operating activities		452.5	172.6

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(77.1)	(80.2)
Proceeds on leasehold improvements		-	10.1
Proceeds on disposition of a subsidiary		-	28.8
Cash sold on disposition of subsidiary		-	(49.1)
Purchase of intangible assets		(3.6)	(9.4)
Purchase of property and equipment		(56.7)	(124.8)
Other		2.2	3.7

Cash flows used in investing activities from continuing operations		(135.2)	(220.9)
Cash flows used in investing activities from discontinued operations		-	(3.2)

Net cash flows used in investing activities		(135.2)	(224.1)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
(Repayment of) proceeds from revolving credit facility		(80.3)	312.3
Repayment of term loan		-	(150.0)
Repayment of notes payable and other long-term debt		(40.8)	(42.3)
Net payment of lease obligations	6,12	(116.7)	-
Proceeds from lease inducements	6,12	50.4	-
Payment of software financing obligations		(12.3)	(14.8)
Repurchase of shares for cancellation	23	(41.2)	(74.7)
Proceeds from issue of share capital		18.9	6.9
Payment of dividends to shareholders	23	(64.0)	(61.3)

Cash flows used in financing activities from continuing operations		(286.0)	(23.9)
Cash flows used in financing activities from discontinued operations		-	(0.1)

Net cash flows used in financing activities	33	(286.0)	(24.0)

Foreign exchange (loss) gain on cash held in foreign currency		(12.5)	21.2

Net increase (decrease) in cash and cash equivalents		18.8	(54.3)
Cash and cash equivalents, beginning of the year		185.2	239.5

Cash and cash equivalents, end of the year	9	204.0	185.2

See accompanying notes

F-11	Stantec Inc.

Index to the Notes to the Consolidated Financial Statements

Note		Page

1	Corporate Information	F-13

2	Basis of Preparation	F-13

3	Basis of Consolidation	F-13

4	Summary of Significant Accounting Policies	F-13

5	Significant Accounting Judgments, Estimates, and Assumptions	F-24

6	Recent Accounting Pronouncements and Changes to Accounting Policies	F-27

7	Business Acquisitions	F-30

8	Discontinued Operations	F-32

9	Cash and Cash Equivalents	F-33

10	Trade and Other Receivables	F-33

11	Property and Equipment	F-34

12	Lease Assets and Lease Liabilities	F-35

13	Goodwill	F-36

14	Intangible Assets	F-38

15	Other Assets	F-39

16	Trade and Other Payables	F-40

17	Long-Term Debt	F-40

18	Provisions	F-41

19	Employee Defined Benefit Obligations	F-42

20	Other Liabilities	F-46

21	Commitments	F-46

22	Contingencies and Guarantees	F-46

23	Share Capital	F-47

24	Fair Value Measurements	F-50

25	Financial Instruments	F-51

26	Capital Management	F-53

27	Income Taxes	F-54

28	Net Interest Expense and Other Net Finance Expense	F-56

29	Revenue	F-56

30	Employee Costs from Continuing Operations	F-57

31	Other (Income) Expense	F-58

32	Weighted Average Shares Outstanding	F-58

33	Cash Flow Information	F-58

34	Related-Party Disclosures	F-58

35	Segmented Information	F-60

36	Investment Tax Credits	F-62

37	Events after the Reporting Period	F-62

38	Comparative Figures	F-62

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-12	Stantec Inc.

Notes to the Consolidated Financial Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2019, were authorized for issuance in accordance with a resolution of the Company’s board of directors on February 26, 2020. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2019.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values, including United States dollars, are rounded to the nearest million ($000,000), except when otherwise indicated.

In November 2018, the Company sold its Construction Services business, which was reported as discontinued operations, as prescribed by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2019.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2019 and December 31, 2018. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments, net of bank indebtedness. Unrestricted investments are comprised of short-term bank deposits with a maturity of three months or less.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes those parts as individual assets with specific useful lives. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-13	Stantec Inc.

Depreciation is calculated over the assets estimated useful lives on a straight-line basis as follows:

Engineering equipment	5 to 10 years	straight-line
Office equipment	5 to 10 years	straight-line
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Other	5 to 50 years	straight-line

The residual values, useful lives, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, finite life intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite life intangible assets are carried at cost less any impairment loss.

The Company’s intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed in administrative and marketing expenses over the period of the service agreement when the Company determines that it has not obtained control of the software.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog and finite trademarks are amortized over estimated lives of generally 1 to 3 years. The Company assigns value to acquired intangibles using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset.

d) Leases

For leases entered into or modified on or after January 1, 2019, a contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration. To identify a lease, the Company (1) considers whether an explicit or implicit asset is specified in the contract and (2) determines whether the Company obtains substantially all the economic benefits from the use of the underlying asset by assessing numerous factors, including but not limited to substitution rights and the right to determine how and for what purpose the asset is used.

At the commencement of a lease, the Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend or an option to terminate if it is reasonably certain to exercise an extension option or to not exercise a termination option. Management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term. The Company reassesses this when a significant event or significant change in circumstances within the Company’s control has occurred.

The Company recognizes lease assets and lease liabilities for all leases, except for leases of low-value assets and short-term leases with a term of 12 months or less. The lease payments associated with those exempted leases are recognized in administrative and marketing expenses on a straight-line basis over the lease term.

The lease liability is recognized at the commencement date of the lease and is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-14	Stantec Inc.

lease components and to account for the non-lease and lease components as a single lease component. Lease payments generally include fixed payments less any lease incentives receivable.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of a change in the lease term, a change in the assessment of an option to purchase the leased asset, changes in the future lease payments as a result of a change in an index or rate used to determine the lease payments, and changes in estimated payments for residual value guarantees.

The lease asset is recognized at the commencement date of the lease and is initially measured at cost, comprised of the amount of the initial measurement of the lease liability less any incentives received from the lessor. Added to the lease asset are any initial direct costs incurred, lease payments made before the commencement date, and estimated restoration costs. The lease asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the lease asset or the end of the lease term. The lease asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

e) Investments in joint arrangements and associates

Each joint arrangement of the Company is classified as either a joint operation or joint venture based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint arrangement that provides the Company with rights to the individual assets and obligations arising from the arrangement is classified as a joint operation and a joint arrangement that provides the Company with rights to the net assets of the arrangement is classified as a joint venture.

The Company accounts for a joint operation by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

The Company accounts for a joint venture using the equity method. The Company’s share of the after-tax net income or loss of associates or joint ventures is recorded in the consolidated statements of income. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of associates or joint arrangements are prepared for a date that is different from the Company’s date (due to the timing of finalizing and receiving information), adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. When necessary, adjustments are made to bring the accounting policies in line with the Company’s.

f) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is significant, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Management regularly reviews the timing of the outflows of these provisions.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on assumptions made by

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-15	Stantec Inc.

management and actuarial estimates. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

Provisions for claims

Provision for claims include an estimate for costs associated with legal claims covered by third-party insurance. The Company has claims that are not covered by its provisions for self-insured liabilities, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 7 and 15).

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured as discussed under “General.”

g) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. The Company is mainly exposed to fluctuations in the US dollar and GBP.

Transactions and balances

Transactions in foreign currencies (those different from an entity’s functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•

On the consolidated statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are recognized in income in the period incurred, however, unrealized foreign exchange gains and losses on non-monetary investments are recognized in other comprehensive income.

•	Revenue and expense items are translated at the exchange rate on the transaction date, except for depreciation and amortization, which are translated at historical exchange rates.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows:

•	Assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date.

•	Revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month.

The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income (loss).

h) Financial instruments

Initial recognition and subsequent measurement

Financial assets (except trade and other receivables and unbilled receivables that do not have a significant financing component) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL), for which transaction costs are expensed. Trade and other receivables and unbilled receivables that do not have a significant financing component are initially measured at the transaction price determined in accordance with IFRS 15. Purchases or sales of financial assets are accounted for at trade dates.

Subsequent measurement of financial assets is at FVPL, amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business approach for managing the

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-16	Stantec Inc.

financial assets and whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The business approach considers whether a Company’s objective is to receive cash flows from holding assets, from selling assets in a portfolio, or a combination of both. The Company reclassifies financial assets only when its business approach for managing those assets changes.

•

Amortized cost: Assets held for collection of contractual cash flows—when they meet the SPPI criterion—are measured at amortized cost using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. Items in this category include cash and cash equivalents, receivables, and certain other financial assets.

•

FVOCI: Assets held in a business approach to both collect cash flows and sell the assets—when they meet the SPPI criterion—are measured at FVOCI. Bonds held for self-insured liabilities are included in this category. Changes in the carrying amount are reported in other comprehensive income (except impairments) until disposed of. At this time, the realized gains and losses are recognized in finance income. Interest income from these financial assets is included in interest income using the EIR method. Impairment and foreign exchange gains and losses are reported in income.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL with realized and unrealized gains and losses reported in other income (expense). Equity securities held for self-insured liabilities and indemnifications are included in this category.

Financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. Subsequent measurement of financial liabilities is at amortized cost using the EIR method. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument. For trade and other payables and other financial liabilities, realized gains and losses are reported in income. For long-term debt, EIR amortization and realized gains and losses are recognized in net finance expense. Gains and losses are recognized in profit or loss when the liability is derecognized or modified.

Fair value

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. Fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

All financial instruments carried at fair value are categorized into one of the following:

•	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly.

•	Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-17	Stantec Inc.

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels of the hierarchy by reassessing categorizations at the end of each reporting period.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company’s policy is not to use these derivatives for trading or speculative purposes.

i) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if objective evidence of impairment exists because of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the asset. When an indication of impairment exists, or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

The Company recognizes a loss allowance for expected credit losses (ECLs) on financial assets and contract assets based on a 12-month ECL or lifetime ECL. The lifetime ECL (the simplified approach) is applied to trade and other receivables, unbilled receivables, contract assets, sublease receivables, and holdbacks. 12-month ECLs are recorded against all other financial assets, unless credit risk has significantly increased since initial recognition, then the ECL is measured at the lifetime ECL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

The loss allowance provision is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate.

When the carrying amount of financial assets or contract assets is reduced through an ECL allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, lease assets, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use or its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in expense categories that are consistent with the nature of the impaired asset.

CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. The Company does not monitor goodwill at or allocate goodwill to its business operating units.

The Company tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-18	Stantec Inc.

considers external sources of information such as prevailing economic and market conditions and internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal method. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount at the CGU level. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets.

Goodwill is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value which includes the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

The Company may need to test its goodwill for impairment between its annual test dates if market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities or debt covenants.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

j) Revenue recognition

The Company generates revenue from contracts in which goods or services are typically provided over time. Revenue is measured based on the consideration the Company expects to be entitled to in exchange for providing goods and services, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities.

While providing services, the Company incurs certain direct costs for subconsultants and other expenses that are recoverable directly from clients. The recoverable amounts of these direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants and other direct expenses. The Company assesses its revenue arrangements against specific criteria to determine whether it is acting as a principal or an agent. In general, the Company acts as a principal in its revenue arrangements because it obtains control of the goods or services before they are provided to the customer.

Most of the Company’s contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. The Company’s contracts may include multiple goods or services that are accounted for as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from it. If a contract has multiple performance obligations, the consideration in the contract is allocated to each performance obligation based on the estimated stand-alone selling price.

The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. Revenue from fixed-fee and variable-fee-with-ceiling contracts, including contracts in which the Company participates through joint arrangements, is recognized based on the

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-19	Stantec Inc.

percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of total estimated costs for each contract, and the percentage of completion is applied to total estimated revenue. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred based on the amount that the Company has a right to invoice.

The timing of revenue recognition, billings, and cash collections results in trade and other receivables, holdbacks, unbilled receivables, contract assets, and deferred revenue in the consolidated statements of financial position. Amounts are typically invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or when contractual milestones are achieved. Receivables represent amounts due from customers: trade and other receivables and holdbacks consist of invoiced amounts, and unbilled receivables consist of work in progress that has not yet been invoiced. Contract assets represent unbilled amounts where the right to payment is subject to more than the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Deferred revenue represents amounts that have been invoiced but not yet recognized as revenue, including advance payments and billings in excess of revenue. Deferred revenue is recognized as revenue when (or as) the Company performs under the contract.

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Advance payments and holdbacks typically do not result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract.

Deferred contract costs

Contract costs are typically expensed as incurred. Contract costs are deferred if the costs are expected to be recoverable and if either of the following criteria is met:

•	The costs of obtaining the contract are incremental or explicitly chargeable to the customer.

•	The fulfillment costs relate directly to the contract or an anticipated contract and generate or enhance the Company’s resources that will be used in satisfying performance obligations in the future.

Deferred contract costs are included in other assets in the consolidated statements of financial position and amortized over the period of expected benefit using the percentage of completion applied to estimated revenue. Amortization of deferred contract costs is included in other direct expenses in the consolidated statements of income.

k) Employee benefit plans

Defined benefit plans

The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs (determined separately for each plan using the projected unit credit method) are recognized over the periods that employees are expected to render services in return for those benefits.

Remeasurements, comprising actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period they occur. Remeasurements are not reclassified to net income in subsequent periods.

The calculation of defined benefit obligations is performed at least annually by a qualified actuary, or more often as required due to plan amendments, curtailments, or settlements. When the calculation results in a potential asset, the recognized asset is limited to the economic benefits available in the form of any future refunds or of reductions in future contributions to the plan.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-20	Stantec Inc.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset, adjusted for benefit and contribution payments during the year. The Company recognizes the following changes in the net defined benefit obligations under administrative and marketing expenses: service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements; net interest expense or income; and administrative expenses paid directly by the pension plans.

Defined contribution plans

The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on employee contribution amounts and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period the contributions are made.

l) Taxes

Current income tax

Current income tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. Tax rates and tax laws used to compute the amounts are those enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax that relates to items recognized directly in equity is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns when applicable tax regulations are subject to interpretation and then establishes an uncertain tax liability, if appropriate.

Income taxes payable are typically expected to be settled within twelve months of the year-end date. However, there may be instances where taxes are payable over a longer period. Portions due after a one-year period are classified as non-current and are not discounted.

Deferred tax

Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences and the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates, subsidiaries, and interests in joint arrangements to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be used. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside income is also recognized outside income. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset when a legally enforceable right exists to set off tax assets against tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-21	Stantec Inc.

Uncertain tax positions

If the Company determines that it is not probable that a taxation authority will accept an uncertain tax treatment, then an uncertain tax liability is recorded using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the circumstances giving rise to the uncertainty.

Uncertain tax liabilities are presented as either income taxes payable or deferred tax liabilities. This depends on whether the uncertain tax liabilities are in respect of taxable profit for a period or income taxes payable in future periods in respect of taxable temporary differences.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

m) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees, remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the directors of the board of the Company may receive deferred share units (DSUs), each of which is equal to one common share. Under the Company’s long-term incentive plan, certain members of the senior leadership teams are granted performance share units (PSUs) or restricted share units (RSUs) that vest and are settled after a three-year period. DSUs, PSUs, and RSUs are settled only in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in contributed surplus, is recognized over the period in which the service conditions are fulfilled (the vesting period). Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital. For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date. For DSUs, this fair value is expensed on issue with the recognition of a corresponding liability through other liabilities. For PSUs and RSUs, the fair value is expensed over the vesting period. These liabilities are remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

n) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered when computing diluted earnings per share.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-22	Stantec Inc.

o) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, and the results of operations after the respective dates of acquisition are included in the consolidated statements of income. Acquisition-related costs are expensed when incurred in administrative and marketing expenses.

The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price but are expensed as compensation when services are provided by the employees.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

p) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are declared by the Company’s board of directors.

q) Non-current assets held for sale and discontinued operations

The Company classifies non-current assets and disposal groups as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use and when a sale is considered highly probable. These non-current assets and disposal groups are remeasured at the lower of their carrying amount and fair value less costs to sell, and these assets are no longer depreciated. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

Impairment losses on initial classification and subsequent gains or losses on remeasurement are recognized in the consolidated statements of income as discontinued operations. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position.

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company, and (a) represents a separate major line of business or geographic area of operations; (b) is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or (c) is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

Discontinued operations are presented separately from continuing operations in the consolidated statements of income and consolidated statements of cash flows for all years presented.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-23	Stantec Inc.

5. Significant Accounting Judgments, Estimates, and Assumptions

Preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that may lead to a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenues.

Contract costs include direct labor, direct costs for subconsultants, and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract cost estimates are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another. Assumptions are made about labor productivity, the complexity of the work to be performed, the performance of subconsultants, and the accuracy of original bid estimates. Estimating total costs is subjective and requires management’s best judgments based on the information available at that time.

On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Revenue estimates are affected by various uncertainties that depend on the outcome of future events, including change orders, claims, variable consideration, and contract provisions for performance-based incentives or penalties.

Change orders are included in estimated revenue when management believes the Company has an enforceable right to the change order, the amount can be estimated reliably, and realization is highly probable. Claims against other parties, including subconsultants, are recognized as a reduction in costs using the same criteria. To evaluate these criteria, management considers the contractual or legal basis for the change order, the cause of any additional costs incurred, and the history of favorable negotiations for similar amounts. As change orders are not recognized until highly probable, it is possible for the Company to have substantial contract costs recognized in one accounting period and associated revenue or reductions in cost recognized in a later period.

The Company’s contracts may include variable consideration such as revenue based on costs incurred and performance-based incentives or penalties. Variable consideration is estimated by determining the most likely amount the Company expects to be entitled to, unless the contract includes a range of possible outcomes for performance-based amounts. In that case, the expected value is determined using a probability weighting of the range of possible outcomes. Variable consideration, including change orders approved as to scope but unapproved as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management’s best judgment based on the information available at the time.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimates of stand-alone selling prices. The primary method used to estimate the stand-alone selling price is expected cost plus an appropriate margin. To determine the appropriate margin, management considers margins for comparable services under similar contracts in similar markets.

Changes in estimates are reflected in the period in which the circumstances that gave rise to the change became known and affect the Company’s revenue, unbilled receivables, contract assets, and deferred revenue.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-24	Stantec Inc.

b) Impairment of goodwill

Impairment exists when the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs to sell is based on a discounted cash flow model and observable market prices for an arm’s length transaction of similar assets, less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU or group of CGUs being tested. To arrive at the estimated recoverable amount, the Company uses estimates of economic and market information, including arm’s length transactions for similar assets, growth rates in revenues, estimates of future expected changes in operating margins, cash expenditures, and estimates of capital expenditures.

The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGUs or group of CGUs projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering a five-year period from financial forecasts approved by senior management. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period.

The Company validates its estimate of the fair value of each CGU or group of CGUs under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs and groups of CGUs with its market capitalization to determine whether the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or groups of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGUs or groups of CGUs and considers whether the implied acquisition premium (if any) is reasonable in light of current market conditions. The fair value measurement was categorized as level 3 in the fair value hierarchy based on the significant inputs in the valuation technique used (note 4h).

c) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and trademarks) and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, client retention rates, expected operating income, and discount rates.

From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized.

d) Leases

The Company accounts for leases in accordance with IFRS 16 Leases, which requires judgments to be made in determining the incremental borrowing rate (IBR).

The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the lease asset in a similar economic environment. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated.

e) Provision for self-insured liabilities and claims

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of its services. The Company carries

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-25	Stantec Inc.

professional liability insurance, subject to certain deductibles and policy limits, and self-insures certain risks, including professional liability, automobile liability, and employment practices liability. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on management’s assumptions, including consideration of actuarial estimates. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. An increase in loss is recognized in the period that the loss is determined and increases the Company’s self-insured liabilities and reported expenses.

Damages assessed in connection with and the cost of defending such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions for self-insured liabilities and claims involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position.

f) Employee benefit plans

The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, future salary increases, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although a portion of the pension plans has protection against improving mortality rates by utilizing guaranteed annuity rate contracts with an insurance company). All assumptions are reviewed annually.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation and that have an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation.

The mortality rate is based on publicly available information in the actuarial profession’s publications plus any special geographical or occupational features of each plan’s membership. Mortality tables tend to change only at intervals in response to demographic changes. Future salary increases reflect the current estimate of management. Pension increases are calculated based on the terms of the individual plans and estimated future inflation rates.

g) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada, United States, and the United Kingdom. The Company’s effective tax rate can change from year to year based on the mix of income among jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues,

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-26	Stantec Inc.

depending on the conditions prevailing in the respective legal entity’s domicile. Management regularly assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

6. Recent Accounting Pronouncements and Changes to Accounting Policies

a) Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach. The new standard requires a lessee to recognize a liability to make lease payments (the lease liabilities) and an asset to recognize the right to use the underlying asset during the lease term (the lease assets) in the consolidated statement of financial position.

The Company recognized the after-tax cumulative effect of initially applying IFRS 16 as an adjustment to opening retained earnings at January 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17 Leases (IAS 17) and IFRIC 4 Determining Whether an Arrangement Contains a Lease (IFRIC 4).

The Company used the practical expedient not to reassess whether a contract is or contains a lease at January 1, 2019. Instead, the Company applied IFRS 16 only to contracts previously identified as leases under IAS 17 and IFRIC 4.

The Company also used the following practical expedients to account for leases at January 1, 2019:

•

Applied recognition exemptions for operating leases when the underlying asset was of low value or the lease term ends within 12 months. The lease payments associated with these leases are recognized as an expense in administrative and marketing expenses.

•	Applied a single discount rate to a portfolio of leases with similar characteristics.

•

Relied on the Company’s assessment of whether leases are onerous immediately before January 1, 2019 and adjusted the lease asset by the amount of any provision for onerous leases previously recognized in the consolidated statement of financial position.

•	Excluded initial direct costs when measuring the lease asset.

•	Used hindsight to determine the lease term when the contract contained options to extend or terminate the lease.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-27	Stantec Inc.

Quantitative impact of significant changes

The significant impact on the Company’s consolidated statement of financial position at January 1, 2019, after the adoption of IFRS 16 is as follows:

	January 1, 2019
	After IFRS 16 $	Before IFRS 16 $	Increase (Decrease) $

Current
Trade and other receivables	828.1	878.1	(50.0)
Prepaid expenses	43.9	56.8	(12.9)
Other assets	24.3	23.2	1.1
Non-current
Lease assets	561.8	-	561.8
Intangible assets	242.0	247.7	(5.7)
Other assets	178.2	175.5	2.7

Total increase in assets			497.0

Current
Trade and other payables	566.9	567.2	(0.3)
Lease liabilities	44.8	-	44.8
Provisions	41.7	42.4	(0.7)
Other liabilities	5.0	23.2	(18.2)
Non-current
Lease liabilities	600.2	-	600.2
Provisions	86.6	78.2	8.4
Deferred tax liabilities	42.8	54.3	(11.5)
Other liabilities	10.9	105.4	(94.5)
Shareholders’ equity
Retained earnings	820.0	851.2	(31.2)

Total increase in liabilities and equity			497.0

For leases previously classified as operating leases, lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s weighted-average incremental borrowing rate, and calculated in accordance with IFRS 16, at January 1, 2019, of 4.6%. Associated lease assets for certain building leases, elected on a lease-by-lease basis, were measured retrospectively as though IFRS 16 had been applied since the commencement date. Other lease assets were measured at the amount equal to the lease liabilities. The lease assets were adjusted by the amount of any prepaid rent, lease inducement benefits, or acquisition lease advantages or disadvantages relating to that lease and recognized in the consolidated statement of financial position as at December 31, 2018.

On adoption of IFRS 16 at January 1, 2019, lease inducement benefits and lease disadvantages of $112.7 at December 31, 2018, were reclassified from other liabilities to lease assets. The provision for onerous leases (consisting of lease exit liabilities and sublease losses) recognized at December 31, 2018, was also reclassed to reduce lease asset balances. The Company did not reclassify the provision for onerous leases that were considered to be short-term.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-28	Stantec Inc.

The lease liabilities as at January 1, 2019 can be reconciled to the total minimum lease payments disclosed in Note 20 of the Company’s annual consolidated financial statements as of December 31, 2018, as follows:

January 1, 2019 $

Total minimum lease payments disclosed as at December 31, 2018	902.5
Commitments relating to short-term leases	(15.3)
Commitments relating to leases of low-value assets	(6.3)
Extension and termination options reasonably certain to be exercised	7.1
Payments relating to fixed non-lease components	13.0
Commitments relating to leases not commenced but committed	(54.4)
Lease inducements receivable	(58.1)

Undiscounted lease payments	788.5
Discount effect at January 1, 2019	(143.5)

Lease liabilities recognized at January 1, 2019	645.0

b) Other recent adoptions

The following amendments and interpretations have been adopted by the Company effective January 1, 2019. The adoption of these amendments did not have a material impact on the financial position or performance of the Company.

•

In June 2017, the IFRIC issued IFRIC 23 Uncertainty Over Income Tax Treatments (IFRIC 23). This interpretation addresses how to reflect the effects of uncertainty in accounting for income tax. It does not apply to taxes outside of the scope of IAS 12 Income Taxes (IAS 12), such as excise taxes. When there is uncertainty over income tax treatments under IAS 12, IFRIC 23 is applied to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates. On adoption of IFRIC 23 on January 1, 2019, excise taxes payable of $7.3 was reclassified from uncertain tax liabilities to other liabilities.

•

In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). The amendments address concerns about how IFRS 9 Financial Instruments classifies prepayable financial assets and clarifies accounting for financial liabilities following a modification.

•

In October 2017, the IASB issued Long-term Interest in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that forms part of a net investment in the associate or joint venture but to which the equity method is not applied.

•

In December 2017, the IASB issued Annual Improvements (2015-2017 Cycle) to make necessary but non-urgent amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs.

•

In February 2018, the IASB issued amendments to IAS 19 Employee Benefits, which requires entities to use updated actuarial assumptions to determine current service cost and net interest when plan amendments, curtailments, or settlements occur during an annual reporting period.

In September 2019, the IFRS Interpretations Committee, acting on a request for interpretation, concluded that the presentation requirements in IAS 1 Presentation of Financial Statements apply to uncertain tax liabilities or assets recognized under IFRIC 23 (the Decision). An entity is required to present uncertain tax liabilities as current tax liabilities or deferred tax liabilities, and uncertain tax assets as current tax assets or deferred tax assets. Prior to September 30, 2019, the Company classified these amounts as other liabilities. As a result of the Decision, the Company has presented uncertain tax liabilities of $25.9 as income taxes payable at December 31, 2019. The impact of the Decision was also applied retrospectively to the December 31, 2018 consolidated statement of financial position. Further, the amount of $35.0 as of December 31, 2018 has been reclassified from non-current to current liabilities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-29	Stantec Inc.

c) Future adoptions

Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time, unless specifically mentioned below.

Interest Rate Benchmark (IBOR) Reform

In September 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39, and IFRS 7). The amendments provide temporary relief during the period of uncertainty for companies that have hedges that are expected to be impacted by the interest rate benchmark reform and provide additional disclosure requirements. These amendments are effective January 1, 2020, with earlier application permitted. The Company is evaluating the impact as it relates to the interest rate swap (note 25).

Other future adoptions

●

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting, which includes revised definitions of an asset and a liability as well as new guidance on measurement and derecognition, presentation, and disclosure. The amendments have an effective date of January 1, 2020, and apply when companies that use the framework to develop accounting policies when no IFRS applies to a transaction or when a standard allows a choice of accounting policy.

●

In October 2018, the IASB issued the revised Definition of a Business (Amendments to IFRS 3). The amendments clarify the definition of a business with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted.

●

In October 2018, the IASB issued the Definition of Material (Amendments to IAS 1 and IAS 8). The amendments clarify the definition of material to align the definition used in the Conceptual Framework for Financial Reporting and the IFRS standards. The amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted.

●

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

7. Business Acquisitions

Acquisitions in 2018

During 2018, the Company acquired all the shares and business of ESI Limited (ESI), Traffic Design Group Limited (TDG), Norwest Corporation (NWC), and Cegertec Experts Conseils Inc. (Cegertec); acquired certain assets and liabilities of Occam Engineers Inc. (OEI) and True Grit Engineering Limited (TGE); and acquired all the partnership interests and business of Peter Brett Associates LLP and the shares and business of PBA International Limited.

Acquisitions in 2019

On March 1, 2019, the Company acquired all the shares and business of Wood & Grieve Engineers (WGE) for cash consideration and notes payable. WGE, based in Perth, Australia, enhances the Company’s Global group of cash generating units (CGUs) and has expertise in structural, mechanical, electrical, plumbing, and hydraulic engineering.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-30	Stantec Inc.

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities acquired from NWC, Cegertec, TGE, Peter Brett Associates LLP, PBA International Limited, and WGE in 2019 and ESI, OEI, and TDG in 2018. No significant measurement period adjustments were recorded during the year ended December 31, 2019.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For the acquisition completed year to date		Total
	Notes	$

Cash consideration		82.8
Notes payable		52.4

Consideration		135.2

Assets and liabilities acquired
Cash acquired		5.7
Non-cash working capital
Trade receivables		19.3
Unbilled receivables		2.7
Trade and other payables		(9.5)
Lease liabilities	12	(3.3)
Deferred revenue		(4.6)
Other non-cash working capital		0.7
Property and equipment	11	5.8
Lease assets	12	19.4
Intangible assets	14	41.4
Deferred tax assets	27	3.9
Lease liabilities	12	(15.8)
Long-term debt		(4.2)
Provisions	18	(1.0)
Net employee defined benefit liability		(1.9)
Deferred tax liabilities	27	(13.5)
Total identifiable net assets at fair value		45.1
Goodwill arising on acquisition	13	90.1
Consideration		135.2

Trade receivables, unbilled receivables, and deferred revenue are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition as if the acquired leases were new leases at the acquisition date. The lease assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable/unfavorable terms of the lease relative to market terms.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. The goodwill is not tax deductible.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-31	Stantec Inc.

The fair values of provisions are determined at the acquisition date and relate to claims that are subject to legal arbitration. For WGE, the Company assumed $1.0 in provisions.

At December 31, 2019, provisions for claims outstanding relating to all prior acquisitions were $8.5, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree.

Gross revenue earned in 2019 since WGE’s acquisition date is approximately $83.5. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combination of WGE had taken place at the beginning of 2019, gross revenue from continuing operations for 2019 would have been $4,844.8.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

December 31 2019 $
Cash consideration (net of cash acquired)	77.1
Payments on notes payable from previous acquisitions	36.5

Total net cash paid	113.6

Total notes payable and adjustments to these obligations are as follows:

December 31 2019 $

Balance, beginning of the year	76.1
Additions for acquisitions in the year	52.4
Other adjustments	(2.2)
Payments	(36.5)
Interest	1.4
Impact of foreign exchange	(3.2)

Total notes payable	88.0

8. Discontinued Operations

On November 2, 2018, the Company completed the sale of its Construction Services reportable segment, reported as discontinued operations in these consolidated financial statements for all years presented as prescribed by IFRS 5. In the first quarter of 2019, management and the purchaser completed their review of the closing financial statements, which resulted in an immaterial settlement adjustment.

In the fourth quarter of 2019, the Company entered into settlement agreements to release its obligations from the ongoing waste-to-energy project. The agreements took effect in the fourth quarter of 2019 for the engineering, procurement, and construction component and take effect in the first quarter of 2020 for the operation and maintenance component of the project.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-32	Stantec Inc.

The results of discontinued operations are summarized as follows:

	For the year ended December 31
	2019 $	2018 $

Revenue	9.7	884.4
Expenses	(10.8)	(953.8)
Impairment of goodwill (note 13)	-	(53.0)

Loss from operating activities, before income taxes	(1.1)	(122.4)
Income taxes on operating activities	0.3	10.8

Loss from operating activities, net of income taxes	(0.8)	(111.6)

Gain on disposal of discontinued operations before income taxes	1.9	1.5
Income taxes on disposal of discontinued operations	(1.1)	(13.8)

Gain (loss) on disposal of discontinued operations, net of income taxes	0.8	(12.3)

Net loss from discontinued operations	-	(123.9)

9. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	December 31 2019 $	December 31 2018 $

Cash	208.1	176.5
Unrestricted investments	15.4	8.7

Cash and deposits	223.5	185.2
Bank indebtedness	(19.5)	-

Cash and cash equivalents	204.0	185.2

10. Trade and Other Receivables
	December 31 2019 $	December 31 2018 $

Trade receivables, net of expected credit losses of $2.2 (2018 – $1.5)	787.3	774.5
Holdbacks, current	20.6	18.7
Lease inducements receivable (note 6)	-	44.0
Other	9.8	40.9

Trade and other receivables	817.7	878.1

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$

December 31, 2019	789.5	395.9	221.1	63.5	27.8	81.2

December 31, 2018	776.0	355.6	228.7	63.8	43.2	84.7

Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 25.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-33	Stantec Inc.

11. Property and Equipment

	Engineering	Office	Leasehold
	Equipment	Equipment	Improvements	Other	Total
	$	$	$	$	$

Cost
December 31, 2017	116.7	61.6	175.5	33.9	387.7
Additions	23.2	19.4	79.5	8.1	130.2
Additions arising on acquisitions	1.6	0.7	1.7	0.4	4.4
Disposals	(12.2)	(2.2)	(31.4)	(4.7)	(50.5)
Discontinued operations (note 8)	(11.5)	(0.4)	(1.7)	(2.0)	(15.6)
Transfers	(0.4)	(0.1)	(0.2)	0.7	-
Impact of foreign exchange	4.9	3.0	7.8	1.4	17.1

December 31, 2018	122.3	82.0	231.2	37.8	473.3
Additions	20.3	9.6	24.4	4.8	59.1
Additions arising on acquisitions	0.7	0.7	4.4	-	5.8
Disposals	(13.7)	(3.1)	(7.3)	(0.9)	(25.0)
Impact of foreign exchange	(2.8)	(2.4)	(6.1)	(1.3)	(12.6)

December 31, 2019	126.8	86.8	246.6	40.4	500.6

Accumulated depreciation
December 31, 2017	57.4	27.6	74.1	16.0	175.1
Depreciation - continuing operations	15.3	6.7	25.9	2.2	50.1
Depreciation - discontinued operations	1.5	-	0.2	0.3	2.0
Disposals	(10.6)	(1.9)	(31.1)	(1.9)	(45.5)
Discontinued operations (note 8)	(3.3)	(0.3)	(0.3)	(0.7)	(4.6)
Transfers	(0.4)	(0.1)	(0.2)	0.7	-
Impact of foreign exchange	2.3	1.2	2.9	0.4	6.8

December 31, 2018	62.2	33.2	71.5	17.0	183.9
Depreciation - continuing operations	16.5	8.1	30.9	2.7	58.2
Disposals	(12.2)	(2.6)	(7.3)	(0.8)	(22.9)
Impact of foreign exchange	(1.2)	(0.8)	(2.4)	(0.7)	(5.1)

December 31, 2019	65.3	37.9	92.7	18.2	214.1

Net book value
December 31, 2018	60.1	48.8	159.7	20.8	289.4

December 31, 2019	61.5	48.9	153.9	22.2	286.5

Leasehold improvements includes construction work in progress of $1.9 (2018 – $8.9) on which depreciation has not started.

Included in the Other category is automotive equipment, buildings, land, and an ownership interest in an aircraft.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-34	Stantec Inc.

12. Lease Assets and Lease Liabilities

	Lease assets			Lease Liabilities
	Building	Other	Total
	$	$	$	$

January 1, 2019	556.6	5.2	561.8	(645.0)
Additions	63.9	1.6	65.5	(64.0)
Acquisitions	19.3	0.1	19.4	(19.1)
Depreciation	(113.2)	(2.6)	(115.8)	-
Modifications	42.6	-	42.6	(42.7)
Impairment	(2.0)	-	(2.0)	-
Accretion of interest	-	-	-	(32.3)
Payments, net of receipts	-	-	-	98.6
Foreign exchange	(12.8)	(0.2)	(13.0)	15.6

December 31, 2019	554.4	4.1	558.5	(688.9)
Less current portion	-	-	-	99.9

Long-term portion	554.4	4.1	558.5	(589.0)

The Company has leases mainly for buildings, vehicles, and office equipment.

At December 31, 2019, lease liabilities of $688.9 were discounted using the Company’s incremental borrowing rate and had a weighted-average rate of 4.43%. Future undiscounted cash outflows for lease liabilities are disclosed in note 25.

Amounts recognized in administrative and marketing expenses	For the year ended
December 31
2019
$

Rent expense - variable lease payments	48.7
Rent expense - short-term leases and leases of low-value assets	10.0
Income from subleases	(5.1)

Total	53.6

Variable lease payments include operating expenses, real estate taxes, insurance, and other variable costs. Future undiscounted cash flows for short-term leases, leases of low-value assets, variable lease payments, and sublease payments receivable are disclosed in note 21.

Amounts recognized in the consolidated statement of cash flows	For the year ended
December 31
2019
$

Cash payments for the interest portion of lease liabilities	32.3
Cash payments for leases not included in the measurement of lease liabilities	53.6

Cash outflow in operating activities	85.9
Cash payments for the principal portion of lease liabilities	116.7
Proceeds from lease incentives	(50.4)

Cash outflow in financing activities	66.3

Total cash outflow for leases	152.2

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-35	Stantec Inc.

The Company leases buildings for its office spaces across the globe. Lease terms typically range from one to sixteen years and had a weighted average remaining lease term of 7.7 years. To provide operational flexibility, the Company seeks to include extension or termination options in new leases.

The Company leases vehicle and office equipment with terms typically ranging from three to five years and had a weighted average remaining lease term of 2.2 years. These leases do not usually contain extension options, purchase options, or residual value guarantees.

The Company also leases IT equipment and other equipment with terms typically ranging from one to five years. These leases are generally short-term or for low-value assets that the Company has elected not to recognize in lease assets and lease liabilities.

13. Goodwill

	December 31 2019 $	December 31 2018 $

Gross goodwill, beginning of the year	1,799.2	1,734.6
Acquisitions	90.1	96.3
Disposals (note 8)	-	(120.2)
Impact of foreign exchange	(59.5)	88.5

Gross goodwill, end of the year	1,829.8	1,799.2

Accumulated impairment losses, beginning of the year	(178.0)	(178.0)
Impairment of goodwill - discontinued operations (note 8)	-	(53.0)
Disposals - discontinued operations (note 8)	-	53.0

Accumulated impairment losses, end of the year	(178.0)	(178.0)

Net goodwill, end of the year	1,651.8	1,621.2

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company considers its CGUs based on the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, the CGUs are defined as Canada, US, Asia/Pacific, Latin America, and UK/Europe/Middle East. As goodwill is not monitored at a level lower than the Company’s operating segments, the CGUs excluding Canada and the US are grouped in Global for purposes of allocating goodwill and testing impairment.

Goodwill was allocated to its CGUs or group of CGUs as follows:

	December 31 2019 $	December 31 2018 $

Canada	358.2	358.2
United States	956.0	1,003.7
Global	337.6	259.3

Allocated	1,651.8	1,621.2

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-36	Stantec Inc.

On October 1, 2019, and October 1, 2018, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2019 and 2018 tests, except as described below for the Construction Services business, the Company concluded that the recoverable amount of each CGU or group of CGUs associated with the Consulting Services business exceeded its carrying amount and, therefore, goodwill was not impaired.

In 2018, the Company completed the sale of its Construction Services business (note 8). In connection with the sale, the Company reviewed the carrying value of the Construction Services disposal group and recognized a goodwill impairment charge of $53.0 in the third quarter of 2018. The fair value measurement of the Construction Services group of CGUs was categorized as Level 3 in the fair value hierarchy based on unobservable market inputs.

Key assumptions

The calculation of fair value less costs of disposal is most sensitive to the following assumptions:

●	Operating margin rates based on actual experience and management’s long-term projections.

●

Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted. For its October 1, 2019 and October 1, 2018, impairment tests, the Company discounted the cash flows for each CGU or group of CGUs using an after-tax discount rate ranging from 8.7% to 16.3% (2018 – 9.3% to 17.0%).

●	Terminal growth rates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that does not exceed 3.0%.

●	Non-cash working capital requirements are based on historical actual rates, market analysis, and management’s long-term projections.

●	Net revenue growth rate based on management’s best estimates of cash flow projections over a five-year period.

Sensitivity to changes in assumptions

As at October 1, 2019, the recoverable amounts of the Canada and US CGUs exceeded their carrying amounts and management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount to exceed its recoverable amount.

As at October 1, 2019, the recoverable amount of the Global group of CGUs exceeded its carrying amount by $37.6, assuming operating margins that range from 7.4% to 9.0% and a weighted-average discount rate of 10.3%. Assuming all other assumptions remain the same, the principal changes to key assumptions that would cause the group of CGUs’ carrying amount to exceed its recoverable amount would be a 50-basis point reduction in the assumed operating margins or a 50-basis points increase in the discount rate.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-37	Stantec Inc.

14. Intangible Assets

	Client	Contract
	Relationships	Backlog	Software	Other	Total
	$	$	$	$	$

Cost
December 31, 2017	289.5	47.9	65.6	27.5	430.5
Additions	-	-	33.2	-	33.2
Additions arising on acquisitions	25.1	5.7	0.2	2.0	33.0
Discontinued operations (note 8)	(19.7)	-	(5.3)	(4.4)	(29.4)
Removal of fully amortized assets	(3.9)	(46.2)	(18.8)	(10.8)	(79.7)
Impact of foreign exchange	16.3	1.1	0.3	0.7	18.4

December 31, 2018	307.3	8.5	75.2	15.0	406.0
Impact of IFRS 16 (note 6)	-	-	-	(10.2)	(10.2)

January 1, 2019	307.3	8.5	75.2	4.8	395.8
Additions	-	-	12.0	-	12.0
Additions arising on acquisitions	29.5	10.3	1.3	0.3	41.4
Removal of fully amortized assets	-	(4.7)	(23.7)	(1.0)	(29.4)
Impact of foreign exchange	(11.5)	(0.4)	0.2	(1.8)	(13.5)

December 31, 2019	325.3	13.7	65.0	2.3	406.3

Accumulated amortization
December 31, 2017	90.4	37.6	26.9	13.2	168.1
Amortization - continuing operations	26.9	9.9	25.7	2.5	65.0
Amortization - discontinued operations	1.8	1.4	0.7	1.8	5.7
Discontinued operations (note 8)	(4.9)	-	(1.9)	(2.4)	(9.2)
Removal of fully amortized assets	(3.9)	(46.2)	(18.8)	(10.8)	(79.7)
Impact of foreign exchange	5.9	0.9	0.1	1.5	8.4

December 31, 2018	116.2	3.6	32.7	5.8	158.3
Impact of IFRS 16 (note 6)	-	-	-	(4.5)	(4.5)

January 1, 2019	116.2	3.6	32.7	1.3	153.8
Amortization - continuing operations	31.1	10.0	25.0	0.8	66.9
Removal of fully amortized assets	-	(4.7)	(23.7)	(1.0)	(29.4)
Impact of foreign exchange	(4.4)	(0.1)	0.5	(0.6)	(4.6)

December 31, 2019	142.9	8.8	34.5	0.5	186.7

Net book value
December 31, 2018	191.1	4.9	42.5	9.2	247.7
Impact of IFRS 16 (note 6)	-	-	-	(5.7)	(5.7)

January 1, 2019	191.1	4.9	42.5	3.5	242.0

December 31, 2019	182.4	4.9	30.5	1.8	219.6

During 2019, the Company concluded that there were no indicators of impairment related to intangible assets.

The net book value of software acquired through software financing obligations is $16.7 (2018 - $19.1). In 2019, software additions through software financing obligations were $8.4 (2018 - $15.1) and have been excluded from the consolidated statement of cash flows (note 33).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-38	Stantec Inc.

15. Other Assets

	December 31	December 31
	2019	2018
	$	$
Financial assets
Investments held for self-insured liabilities	153.0	144.2
Holdbacks on long-term contracts	33.9	28.7
Other	12.6	7.3
Non-financial assets	16.9	18.5

	216.4	198.7
Less current portion - financial	11.6	18.1
Less current portion - non-financial	6.5	5.1
Long-term portion	198.3	175.5

Financial assets-other primarily include indemnifications, sublease receivables, and deposits. Non-financial assets include deferred contract costs, transactions costs on long-term debt, and investment tax credits.

Investments held for self-insured liabilities

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income. Investments also include equity securities that are classified at FVPL with gains (losses) recorded in net income.

Their fair value and amortized cost are as follows:

	December 31 2019 $		December 31 2018 $
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	102.8	103.4	103.0	103.8
Equity securities	50.2	46.1	41.2	45.0

Total	153.0	149.5	144.2	148.8

The bonds bear interest at rates ranging from 0.75% to 5.00% per annum (2018 – 0.75% to 5.15%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	December 31	December 31
	2019	2018
	$	$

Within one year	9.5	14.0
After one year but not more than five years	79.9	85.2
More than five years	13.4	3.8
Total	102.8	103.0

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-39	Stantec Inc.

16. Trade and Other Payables

	December 31 2019 $	December 31 2018 $

Trade accounts payable	225.5	222.6
Employee and payroll liabilities	266.7	263.3
Accrued liabilities	84.2	81.3

Trade and other payables	576.4	567.2

17. Long-Term Debt

	December 31 2019 $	December 31 2018 $

Revolving credit facilities	448.0	528.6
Notes payable	88.7	76.8
Term loan	308.5	308.8
Software financing obligations	15.7	19.5

	860.9	933.7
Less current portion	46.9	48.5

Long-term portion	814.0	885.2

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 7). The weighted average rate of interest on the notes payable at December 31, 2019, was 2.7% (2018 – 3.16%). Notes payable may be supported by promissory notes and are due at various times from 2020 to 2022. The aggregate maturity value of the notes at December 31, 2019, was $90.7 (2018 – $78.2). At December 31, 2019, $4.2 (US$3.2) (2018 – $23.2 (US$17.0)) of the notes’ carrying amount was payable in US funds, $52.0 (AU$57.1) (2018 – nil) was payable in Australian funds, and $23.2 (2018 – $32.9) was payable in other foreign currencies.

Revolving credit facilities and term loan

On July 19, 2019, the Company amended its syndicated senior credit facilities (Credit Facilities) which consist of a senior revolving credit facility in the maximum amount of $800.0 and senior term loans of $310.0 in two tranches. The amendment changed certain terms and conditions, including extending the maturity date of its revolving credit facility by one year (expires on June 27, 2024) and reducing the interest rate spreads that are applicable based on the Company’s leverage ratio. Additional funds can be accessed subject to approval and under the same terms and conditions. As a result of the amendment, access to these additional funds increased from $400.0 to $600.0. The amendment to the terms and conditions was not considered to be substantial. As such, the amendment was accounted for as a debt modification. The revolving credit facility and the term loans may be repaid from time to time at the option of the Company. The two tranches of the term loan were drawn in Canadian funds of $150.0 (due on June 27, 2022) and $160.0 (due on June 27, 2023).

At December 31, 2019, $448.0 of the revolving credit facility was payable in Canadian funds. At December 31, 2018, $515.0 of the revolving credit facility was payable in Canadian funds and $13.6 (US$10.0) was payable in US funds. As at December 31, 2019 and 2018, the entire term loan was payable in Canadian funds. The average interest rate applicable at December 31, 2019, for the Credit Facilities was 3.77% (2018 – 4.53%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2019, the Company had issued outstanding letters of credit that expire at various dates before January 2021, are payable in various currencies, and total $49.9 (2018 – $48.0). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2019, $282.6 (2018 – $223.4) was available in the revolving credit facility for future activities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-40	Stantec Inc.

At December 31, 2019, $33.3 (2018 – $23.8) in additional letters of credit outside of the Company’s revolving credit facility was issued and outstanding. These were issued in various currencies. Of these letters of credit, $18.7 (2018 – $14.7) expire at various dates before January 2021 and $14.6 (2018 – $9.1) have open-ended terms.

Software financing obligations

The Company has financing obligations for software (included in intangible assets) bearing interest at rates ranging from 1.4% to 5.25%. These obligations expire at various dates before May 2022.

Surety facilities

The Company has surety facilities, primarily related to Construction Services, to accommodate the issuance of bonds for certain types of project work. At December 31, 2019, the Company had issued $392.1 in bonds under these surety facilities: $3.3 (2018 – $3.5) in Canadian funds, $386.2 (US$297.3) (2018 – $791.4 (US$580.2)) in US funds, and $2.6 (2018 – $4.7) in other foreign currencies. These bonds expire at various dates before July 2024. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds (note 8).

18. Provisions

	Provision for self- insured liabilities $	Provision for claims $	Onerous contracts $	Expected project losses $	Provision for lease restoration $	Total $

December 31, 2018	77.0	14.8	12.5	15.6	0.7	120.6
Impact of IFRS 16 (note 6)	-	-	(2.6)	-	10.3	7.7

January 1, 2019	77.0	14.8	9.9	15.6	11.0	128.3
Current year provisions	29.8	8.4	0.4	(0.6)	2.4	40.4
Acquisitions	-	0.3	-	-	0.7	1.0
Paid or otherwise settled	(24.1)	(7.9)	(9.9)	(9.5)	(1.5)	(52.9)
Impact of foreign exchange	(2.6)	(0.2)	-	(0.7)	(0.3)	(3.8)

	80.1	15.4	0.4	4.8	12.3	113.0

Less current portion	3.8	12.8	0.1	4.8	2.4	23.9

Long-term portion	76.3	2.6	0.3	-	9.9	89.1

On adoption of IFRS 16 at January 1, 2019, onerous contracts (consisting of lease exit liabilities and sublease losses) at December 31, 2018, were reclassified to reduce lease assets. The Company did not reclassify the provision for onerous contracts for leases that were considered to be short term (note 6).

Cash outflows for provisions for claims are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s net cash flows. Provision for lease restoration relates to building leases (note 12). Cash outflows for provisions for lease restoration are expected to occur within the next one to fourteen years.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-41	Stantec Inc.

19. Employee Defined Benefit Obligations

	December 31	December 31
	2019	2018
	$	$

Net defined benefit pension asset	(26.0)	(10.0)

Net defined benefit pension liability	69.8	55.5
End of employment benefit plans	15.4	13.1

	85.2	68.6

Defined benefit pension plans

The Company sponsors defined benefit pension plans (the Plans) covering certain full-time and past employees, primarily in the United Kingdom. The benefits for the Plans are based on final compensation and years of service. The Plans are closed to new participants and have ceased all future service benefits, although the future salary link has been retained for certain continuing active members.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees that is responsible for administering the assets and defining the investment policies of the Plans.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent were completed as at March 31, 2017, and February 1, 2019. The Plans required that contributions be made to separately administered funds, which are maintained independently by custodians. The Company expects to contribute approximately $19 to the Plans in 2020.

The Plans expose the Company to a number of risks, including changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. The Company is also exposed to price risk because the Plans’ assets include significant investments in equities.

Guaranteed annuities, purchased for certain plan members upon retirement, protect a portion of the Plans from changes in interest rates and longevity post-retirement. Post-retirement benefits that are fully matched with insurance policies have been included in both the asset and liability figures in the following tables.

A liability-driven investment (LDI) strategy has been implemented to hedge a portion of the Plans’ long-term interest rate and inflation risks by investing in assets that have similar interest rate and inflation characteristics as the Plans’ liabilities. The LDI strategy relates to only a portion of the Plans’ investments; therefore, the Plans remain exposed to significant interest rate and inflation risk, along with the other risks mentioned above.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-42	Stantec Inc.

The following table presents a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components:

	2019			2018
	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Liability $	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Liability $
Balance, beginning of the year	494.3	(448.8)	45.5	397.7	(379.2)	18.5
Acquisitions	-	-	-	80.9	(64.4)	16.5

Included in pre-tax profit or loss
Interest expense (income)	13.0	(12.1)	0.9	10.8	(10.2)	0.6
Past service cost	-	-	-	10.5	-	10.5
Administrative expenses paid by the Plans	-	1.1	1.1	-	1.7	1.7

	13.0	(11.0)	2.0	21.3	(8.5)	12.8

Included in other comprehensive loss (income)
Return on the plan assets, excluding interest income	-	(55.5)	(55.5)	-	17.4	17.4

Actuarial (gains) losses arising from:
Changes in demographic assumptions	(1.9)	-	(1.9)	(0.8)	-	(0.8)
Changes in financial assumptions	81.9	-	81.9	(9.3)	-	(9.3)
Experience adjustments	(4.4)	-	(4.4)	5.5	-	5.5

Remeasurement loss on net employee defined benefit liability, before tax	75.6	(55.5)	20.1	(4.6)	17.4	12.8

Effect of movement in exchange rates	(5.0)	4.2	(0.8)	11.5	(10.3)	1.2

	70.6	(51.3)	19.3	6.9	7.1	14.0

Other
Benefits paid	(14.8)	14.8	-	(12.5)	12.3	(0.2)
Contributions by employer	-	(23.0)	(23.0)	-	(16.1)	(16.1)

	(14.8)	(8.2)	(23.0)	(12.5)	(3.8)	(16.3)

Balance, end of the year	563.1	(519.3)	43.8	494.3	(448.8)	45.5

The total remeasurement loss on the net employee defined benefit liability at December 31, 2019, is a loss of $16.5 net of deferred tax recovery of $3.6 (2018 – loss of $10.8 net of deferred tax recovery of $2.0).

	December 31	December 31
	2019	2018
	$	$

Included in the consolidated statement of financial position within:

Net defined benefit asset	(26.0)	(10.0)
Net defined benefit liability	69.8	55.5

	43.8	45.5

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-43	Stantec Inc.

The Company has an unconditional right to derive economic benefit from the above surplus and has therefore recognized a net defined benefit asset.

		For the year ended December 31
		2019	2018
	Note	$	$

Included in the consolidated statement of income as:

Continuing operations - administrative and marketing expenses		2.0	6.6
Discontinued operations	8	-	6.2

		2.0	12.8

On October 26, 2018, the United Kingdom high court issued a ruling that resulted in an amendment to the Plans to equalize guaranteed minimum pension benefits between genders and increased the Company’s defined benefit obligation by $10.5 as at December 31, 2018. Corresponding past service costs were recognized in the consolidated statements of income of which $4.7 was recognized in continuing operations and $5.8 in discontinued operations. No rulings applied to 2019.

Major categories of plan assets, measured at fair value, are as follows:

	December 31	December 31
	2019	2018
	$	$

Cash and cash equivalents	7.6	3.3

Investments quoted in active markets (mutual, exchange-traded, and pooled funds):
Equities	163.4	138.1
Corporate bonds and fixed income	73.3	57.5
Pooled fund liability-driven investments	13.2	15.5
Property funds	14.4	10.6

Unquoted investments:
Annuity policies	123.2	110.8
Insurance contract:
Equities and property	85.0	80.2
Corporate bonds	29.9	19.2
Cash and cash equivalents	9.3	13.6

Fair value of the plan assets	519.3	448.8

The investment policy for the Plans is to balance risk and return. Approximately 52% of plan assets are invested in mutual, exchange-traded, and pooled funds (fair valued using quoted market prices) or held in cash. Approximately 24% of plan assets are held in annuity policies that are purchased for certain plan members upon retirement. The fair value of these policies reflects the value of the obligation for these retired plan members and is determined using actuarial techniques and guaranteed annuity rates. The remaining assets of the Plans are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the assets. The insurance contract is fair valued using valuation techniques with market observable inputs.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-44	Stantec Inc.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The principal assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

	December 31	December 31
	2019	2018

Discount rate	1.89%	2.77%
Rate of increase in salaries	4.34%	4.47%
Rate of inflation, pre-retirement	2.60%	2.55%
Rate of increase in future pensions payment	3.44%	3.51%

Life expectancy at age 65 for current pensioners:
Male	22 years	22 years
Female	24 years	24 years

Life expectancy at age 65 for current members aged 45:
Male	23 years	23 years
Female	25 years	25 years

At December 31, 2019, the weighted average duration of the defined benefit obligation was 16 years (2018 – 16 years).

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31		December 31
	2019		2018

	Increase	Decrease	Increase	Decrease
	$	$	$	$

Change in discount rate by 0.25%	(18.9)	19.6	(15.6)	17.0
Change in pre-retirement inflation rate by 0.25%	5.7	(5.5)	5.0	(4.8)
Change in salary growth by 0.25%	1.0	(1.0)	0.9	(0.8)
Change in pension increase assumption by 0.25%	10.5	(9.2)	8.4	(8.1)
Increase of one year in the life expectancy	11.8	n/a	9.4	n/a

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting year. The sensitivity analyses were based on changing a significant assumption and keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

End of employment benefit plans

The liability for end of employment benefit plans represents the Company’s estimated obligations for long service leave and annual leave that is legislated in some countries in which the Company operates.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-45	Stantec Inc.

20. Other Liabilities

		December 31	December 31
		2019	2018
	Note	$	$

Lease inducement benefits and lease disadvantages	6	-	112.7
Cash-settled share-based compensation	23	23.0	12.8
Other		5.1	3.1

		28.1	128.6
Less current portion		12.1	23.2

Long-term portion		16.0	105.4

As a result of the IFRS Interpretations Committee conclusion in September 2019 (note 6b), the Company reclassified uncertain tax liabilities of $35.0 from other liabilities to income taxes payable at December 31, 2018.

21. Commitments

The Company has various lease commitments included in lease liabilities (note 12). In addition, the Company has commitments for variable lease payments, short-term leases, and leases of low-value assets. The Company also has various purchase obligations such as cloud services, software support, and equipment. These commitments as at December 31, 2019, are as follows:

	Total	Less than 1 Year	1 to 3 Years	After 3 Years
	$	$	$	$

Variable lease payments	269.6	47.6	82.4	139.6
Short-term and low value lease payments	4.0	2.6	1.4	-
Leases not commenced but committed	50.6	2.3	10.2	38.1
Purchase obligations	67.6	43.9	20.5	3.2

	391.8	96.4	114.5	180.9

Future minimum payments receivable under non-cancelable sublease agreements as at December 31, 2019, are $14.5 (2018 - $19.2), of which $3.6 (2018 - nil) relates to sublease receivables included in other assets (note 15).

22. Contingencies and Guarantees

The nature of the Company’s legal claims and the provisions recorded for these claims are described in notes 4 and 5. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will not accrue any provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-46	Stantec Inc.

amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under service contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

23. Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On November 8, 2019, the Company received approval from the TSX to renew its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,559,313 common shares during the period November 14, 2019, to November 13, 2020. In addition, the Company has an Automatic Share Purchase Plan (ASPP) with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. Such purchases are determined by the broker in its sole discretion based on parameters established by the Company under the ASPP. As at December 31, 2019 and December 31, 2018, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

During 2019, 1,400,713 common shares (2018 – 2,470,560) were repurchased for cancellation pursuant to the NCIB at a cost of $43.2 (2018 – $76.7). Of this amount, $10.9 and $0.3 (2018 – $19.1 and $0.5) reduced share capital and contributed surplus, and $32.0 (2018 – $57.1) was charged to retained earnings.

During 2019, the Company recognized a share-based compensation expense of $18.1 (2018 – $5.3) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $3.4 (2018 – $5.6) related to the amortization of the fair value of options granted and $14.7 (2018 – recovery of $0.3) related to the cash-settled share-based compensation (RSUs, DSUs, and PSUs).

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors.

The table below describes the dividends declared and recorded in the consolidated financial statements in 2019.

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
February 27, 2019	March 29, 2019	April 15, 2019	0.1450	16.2
May 9, 2019	June 28, 2019	July 15, 2019	0.1450	16.2
August 7, 2019	September 30, 2019	October 15, 2019	0.1450	16.2
November 6, 2019	December 30, 2019	January 15, 2020	0.1450	-

At December 31, 2019, trade and other payables included $16.1 (2018 – $15.4) related to the dividends declared on November 8, 2019.

Share-based payment transactions

The Company has a long-term incentive program that uses share options, RSUs, and PSUs. The Company also has a DSU plan for the board of directors.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-47	Stantec Inc.

a) Share options

	For the year ended		For the year ended
	December 31		December 31
	2019		2018
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Shares	per Share	Shares	per Share
	#	$	#	$

Share options, beginning of the year	4,987,542	31.11	4,426,237	29.84
Granted	-	-	1,112,779	32.98
Exercised	(753,583)	25.09	(338,989)	20.40
Forfeited	(182,879)	32.41	(212,485)	31.49

Share options, end of the year	4,051,080	32.17	4,987,542	31.11

The options held by officers and employees at December 31, 2019, were as follows:

Options Outstanding				Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Exercise		Average	Exercise
Range of Exercise		Remaining	Price per	Shares	Remaining	Price per
Prices per Share	Outstanding	Contractual	Share	Exercisable	Contractual	Share
$	#	Life in Years	$	#	Life in Years	$

20.88	107,168	0.16	20.88	107,168	0.16	20.88
31.75 – 32.98	3,943,912	2.24	32.48	2,916,710	1.96	32.45

20.88 – 32.98	4,051,080	2.18	32.17	3,023,878	1.89	32.04

These options expire on dates between February 26, 2020 and May 15, 2023.

The fair value of options granted was determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

In 2019, the Company granted no (2018 – 1,112,779) share options. The estimated fair value of options granted in 2018 was $5.73 per option and was determined using the weighted average assumptions indicated below:

2018

Volatility in the price of the Company’s shares (%)	24.12
Risk-free interest rate (%)	2.10
Expected hold period to exercise (years)	3.50
Dividend yield (%)	1.668
Exercise price ($)	32.98

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share options. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the options. The options have a contractual life of five years.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-48	Stantec Inc.

A summary of the status of the Company’s non-vested options for the year ended December 31, 2019, is as follows:

	Number of Shares Subject to Option	Weighted Average Grant Date Fair Value per Share
	#	$
Non-vested share options, beginning of the year	2,079,153	5.53
Vested	(997,936)	5.37
Forfeited	(54,015)	5.60

Non-vested share options, end of the year	1,027,202	5.69

b) Cash-settled share-based payments

A summary of the Company’s RSUs, PSUs, and DSUs for 2019, is as follows:

	December 31, 2019			December 31, 2018
	RSUs	PSUs	DSUs	PSUs	DSUs
	#	#	#	#	#

Units, beginning of year	-	744,081	306,459	686,250	438,969
Granted	166,963	379,289	44,806	280,884	46,356
Paid	-	(198,815)	(75,315)	(193,385)	(178,866)
Forfeited	(2,259)	(48,816)	-	(29,668)	-

Units, end of the year	164,704	875,739	275,950	744,081	306,459

Units vested, end of the year	-	-	275,950	-	306,459

Restricted share units

During 2019, the Company granted 164,719 RSUs to officers and employees at a fair value of $5.3, based on the trading price of the Company’s common shares at the grant date. These units are adjusted for dividends as they arise, based on the number of units held on the record date. These units vest upon completing a three-year service condition that starts after the grant date and are adjusted for dividends as they arise, based on the number of units held on the record date. For units that vest, unit holders will receive cash payments based on the volume weighted average trading price of the Company’s common shares for the last five trading days preceding the vesting date, less withholding amounts.

At December 31, 2019, the obligations accrued for RSUs were $1.1 (2018 - nil) included in other liabilities (note 20).

Performance share units

Under the Company’s long-term incentive program, certain members of the senior leadership team may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving three-year performance and market objectives as described below. For units that vest, unit holders receive a cash payment based on the closing market price of the Company’s common shares on the third anniversary date of issue.

For PSUs granted in 2018 onward, the cash payment is based on the volume weighted average of the closing market price of the Company’s common shares for the last five trading days preceding the vesting date, less withholding amounts. The performance objectives for these units include achieving a range of net income growth and return on equity targets with equal weighting. The fair value of these units is expensed over their three-year vesting period.

For the PSUs granted in 2019, the Company amended its PSU agreement by increasing the weighting of the return on equity target to 60% and by replacing the net income growth with a market objective of total shareholder return relative to the Company’s peer group for a 40% weighting.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-49	Stantec Inc.

During the year ended December 31, 2019, 378,049 PSUs (December 31, 2018 - 280,884) were granted at a fair value of $11.6 (December 31, 2018 - $8.9). At December 31, 2019, the obligations accrued for PSUs were $11.1 (2018 – $3.6) included in other liabilities (note 20).

Deferred share units

The directors of the board receive DSUs and annually elect to receive an additional fixed value compensation in the form of either DSUs or cash payment, less withholding amounts, to purchase common shares. A DSU is equal to one common share. These units vest on their grant date and are paid in cash to the directors of the board on their death or retirement. They are valued at the volume weighted average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death or retirement. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the year ended December 31, 2019, 44,772 DSUs (December 31, 2018 – 46,356) were granted at a fair value of $1.2 (December 31, 2018 – $1.4), based on the closing market price of the Company’s common shares at the grant date. At December 31, 2019, the outstanding and vested DSUs had a fair value of $10.2 (2018 – $9.0) included in other liabilities (note 20).

24. Fair Value Measurements

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis. During 2019, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During 2019, no transfers were made between levels 1 and 2 of the fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at December 31, 2019:

		Carrying Amount	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Notes	$	$	$	$

Assets
Investments held for self-insured liabilities	15	153.0	-	153.0	-

Liabilities
Interest rate swap	20,25	1.5	-	1.5	-

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-50	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at December 31, 2019:

		Carrying Amount	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Note	$	$	$	$

Notes payable	17	88.7	-	89.5	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

25. Financial Instruments

Derivative financial instruments

On January 10, 2019, the Company entered into an interest rate swap agreement to manage the interest rate risk related to a tranche of the term loan with a notional amount of $160.0, both maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on the term loan, based on a bankers’ acceptance rate, into a fixed interest rate of 2.295%, plus applicable basis points spread. The fair value of the interest rate swap, estimated using market rates at December 31, 2019, is an unrealized loss of $1.5 ($1.1 net of tax). The Company has designated the swap as a cash flow hedge against a tranche of the term loan; therefore, the unrealized gains and losses relating to the swap are recorded in other comprehensive (loss) income and in the statement of financial position as other assets or other liabilities.

There is an economic relationship between the interest rate swap and this tranche of the term loan because the terms of the two instruments match (i.e., notional amount, maturity, payment, and reset dates). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risk of the interest rate swap is identical to the hedged risk component.

Hedge ineffectiveness could arise due to renegotiations or amendments to terms of the hedged tranche of the term loan which could create a mismatch in the notional amount or term. In the event the hedging relationship is no longer effective or ceases to exist, the gains and losses will be recorded in income.

As at December 31, 2019, the Company has foreign currency forward contracts to purchase CAD$31.0 or GBP$18.0 equivalent on the trade date. These were entered to mitigate the risk of foreign currency fluctuations. The fair value of these contracts, estimated using market rates as at December 31, 2019, is an unrealized gain of $0.2 and was recorded in foreign exchange gains and in the consolidated statement of financial position within trade and other receivables.

Credit risk

Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, sublease receivables, indemnifications, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at December 31, 2019, was $1,682.4 (2018 – $1,687.8).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-51	Stantec Inc.

geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At December 31, 2019, the days of revenue in trade receivables was 61 days (2018 – 66 days).

The lifetime ECLs (simplified approach) relating to financial assets are outlined in the table below:

	Total	1–30	31–60	61–90	91–120	121+
December 31, 2019	$	$	$	$	$	$

Expected loss rate		0.10%	0.13%	0.30%	0.59%	1.05%
Gross carrying amount	1,308.3	914.7	221.1	63.5	27.8	81.2

Loss allowance provision, end of the year	2.8	1.1	0.2	0.2	0.3	1.0

December 31, 2018

Expected loss rate		0.07%	0.10%	0.22%	0.43%	0.75%
Gross carrying amount	1,356.9	936.5	228.7	63.8	43.2	84.7

Loss allowance provision, end of the year	1.9	0.7	0.2	0.1	0.2	0.7

During 2019, $1.7 trade receivables were written off (2018 – $0.8) and the Company had no recoveries from the collection of accounts receivable previously written off.

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL. To the extent that the credit risk for any instruments significantly increases since initial acquisition, the impairment provision is determined using the lifetime ECL.

Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

Liquidity risk

The Company meets its liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at December 31, 2019, was $282.6 (2018 – $223.4). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total	Less than 1 Year	1 to 3 Years	After 3 Years
	$	$	$	$

December 31, 2019

Bank indebtedness	19.5	19.5	-	-
Trade and other payables	576.4	576.4	-	-
Lease liabilities	810.5	138.5	255.0	417.0
Long-term debt	863.0	47.2	366.9	448.9
Other financial liabilities	4.8	0.9	1.8	2.1

Total contractual obligations	2,274.2	782.5	623.7	868.0

December 31, 2018

Trade and other payables	567.2	567.2	-	-
Long-term debt	935.4	49.1	196.7	689.6
Other financial liabilities	3.1	1.1	0.3	1.7

Total contractual obligations	1,505.7	617.4	197.0	691.3

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-52	Stantec Inc.

Interest rate risk

The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility and term loan balances at December 31, 2019, was 0.5% higher or lower, with all other variables held constant, net income would decrease or increase by $2.2, respectively.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive (loss) income. The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified.

A 1.0% increase or decrease in equity prices at December 31, 2019, would increase or decrease the Company’s net income by $0.4, respectively.

26. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, payment of dividends, and opportunistic share repurchases under its NCIB program, while maintaining an adequate return for shareholders. The Company defines its capital as cash, the aggregate of long-term debt (including the current portion) and shareholders’ equity.

	December 31	December 31
	2019	2018
	$	$

Current portion of long-term debt	46.9	48.5
Non-current portion of long-term debt	814.0	885.2

Long-term debt	860.9	933.7
Bank indebtedness	19.5	-
Less: cash and deposits	(223.5)	(185.2)

Net debt	656.9	748.5
Shareholders’ equity	1,875.5	1,906.9

Total capital managed	2,532.4	2,655.4

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to NCIB, issue new shares, or raise or retire debt.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-53	Stantec Inc.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as the aggregate amount of indebtedness, less unencumbered cash of up to $150.0 Canadian dollars, to EBITDA (pre-IFRS 16 basis as more fully defined in the Credit Facility agreement). The interest coverage ratio is calculated as EBITDA to interest expense (pre-IFRS 16 basis). Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. These covenants are based on the credit facility agreement (note 17).

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2019.

27. Income Taxes

The effective income tax rate for continuing operations in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31
	2019	2018
	%	%

Income tax expense at statutory Canadian rates	27.0	27.1
Increase (decrease) resulting from:
Rate differential on foreign income	2.2	(3.1)
Non-deductible expenses and non-taxable income	0.7	0.8
Unrecognized tax losses and temporary differences	0.6	2.0
Transition tax related to US tax reform	0.4	(4.4)
Research and development and other tax credits	(1.0)	(0.7)
Other	(3.1)	2.6

	26.8	24.3

Major components of current income tax expense from continuing operations are as follows:

	For the year ended December 31
	2019	2018
	$	$

Ongoing operations	54.9	64.5
Transition tax related to US tax reform	1.1	(10.0)

Total current income tax expense	56.0	54.5

Major components of deferred income tax expense from continuing operations are as follows:

	For the year ended December 31
	2019	2018
	$	$

Origination and reversal of timing differences	12.9	(1.9)
Unrecognized tax losses and temporary differences	7.8	2.7
Change of tax rates	(1.0)	(0.1)
Recovery arising from previously unrecognized tax assets	(4.6)	(0.2)

Total deferred income tax expense	15.1	0.5

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-54	Stantec Inc.

Significant components of net deferred income tax assets (liabilities) are as follows:
	December 31 2019 $	December 31 2018 $

Deferred income tax assets (liabilities)

Lease liabilities	162.0	-
Differences in timing of taxability of revenue and deductibility of expenses	16.2	33.4
Loss and tax credit carryforwards	11.4	16.7
Employee defined benefit plan	8.5	7.7
Other	1.1	2.5
Carrying value of property and equipment in excess of tax cost	(22.7)	(7.3)
Carrying value of intangible assets in excess of tax cost	(90.1)	(86.1)
Lease assets	(127.7)	-

	(41.3)	(33.1)

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31 2019 $	December 31 2018 $

Balance, beginning of the year	(33.1)	(31.4)
Impact of IFRS 16 in 2019 and IFRS 15 and IFRS 9 in 2018	11.5	6.7

January 1, 2019	(21.6)	(24.7)
Discontinued operations	-	(8.6)
Tax effect on other comprehensive (loss) income	4.0	2.0
Impact of foreign exchange	0.8	(2.3)
Other	0.2	(0.1)
Deferred taxes acquired through business combinations	(9.6)	(0.7)
Tax (expense) recovery during the year recognized in net income	(15.1)	1.3

Balance, end of the year	(41.3)	(33.1)

At December 31, 2019, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements, except as noted below.

	December 31 2019 $	December 31 2018 $

Deductible temporary differences	9.2	13.0

Non-capital tax losses:
Expire (2020 to 2039)	37.8	27.4
Never expire	71.2	73.4
	109.0	100.8

Capital tax losses:
Never expire	6.8	9.3

	125.0	123.1

Deferred tax assets have not been recognized in respect of these temporary differences and losses because they are restricted to certain jurisdictions and cannot be used elsewhere in the Company at this time.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-55	Stantec Inc.

United States tax reform

In 2017 ,the United States enacted tax reform legislation through the Tax Cuts and Jobs Act by introducing a new Code Section 965, which imposed a one-time transition tax on deemed mandatory repatriation of earnings. As such, in 2017 the Company recorded a one-time transition tax of $31.2 and realized a recovery of $12.6 on remeasurement of deferred tax assets and liabilities using the substantively enacted federal tax rate of 21.0%. Proposed section 965 regulations issued resulted in a tax recovery of $10.0 in 2018 and final regulations released recognized an additional transition tax expense of $1.1 in 2019.

The Company will continue to monitor for new interpretation and guidance issued by the US Treasury Department, the IRS, and state taxing authorities. The Company also continues to assess other areas of the Tax Act for significant impacts on its estimated average annual effective tax rate and accounting policies, such as the base erosion anti-abuse tax, limitations on interest expense deductions, foreign-derived intangible income deduction, and tax on global intangible low-taxed income. At December 31, 2019, the Company has incorporated the relevant Tax Act items into its provision calculation.

28. Net Interest Expense and Other Net Finance Expense

Net interest expense

		For the year ended December 31
		2019	2018
	Note	$	$

Interest on notes payable		2.6	2.1
Interest on credit facilities		37.6	28.4
Interest on lease liabilities	12	32.3	-
Other		0.8	1.1

Total interest expense		73.3	31.6

Interest income on FVOCI investment debt securities		(2.5)	(2.5)
Other		(1.2)	(0.4)

Total interest income		(3.7)	(2.9)

Net interest expense		69.6	28.7

Other net finance expense	For the year ended December 31
	2019	2018
	$	$

Realized loss on sale of FVOCI investment debt securities	-	0.3
Amortization on FVOCI investment debt securities	-	0.5
Bank charges	3.5	5.6

Total other finance expense	3.5	6.4
Derecognition of notes payable	(0.4)	(0.7)

Other net finance expense	3.1	5.7

29. Revenue

Disaggregation of revenue

The Company provides professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics throughout North America and globally. The Company has five specialized business operating units: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water. Revenue is derived principally under fee-for-service agreements with clients. Disaggregation of revenue by geographic area and service is included in note 35.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-56	Stantec Inc.

Significant increases (decreases) in contract assets and deferred revenue in the year are as follows:

		For the year ended

		December 31, 2019		December 31, 2018

		Contract	Deferred	Contract	Deferred
		Assets	Revenue	Assets	Revenue

	Note	$	$	$	$
Acquisitions		1.1	4.6	0.7	7.2
Discontinued operations and disposition of subsidiaries	8	-	-	(15.3)	(59.3)

Revenue recognized in 2019 and included in deferred revenue at January 1, 2019, was $174.4 (2018 – $196.4).

Revenue recognized in 2019 from performance obligations satisfied (or partially satisfied) in prior years was less than 5% (2018 – 5%) of the Company’s gross revenue from continuing operations.

Remaining performance obligations (backlog)

The aggregate amount of estimated revenue related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2019, was $4,257 (2018 – $4,179). This amount includes all contracts with customers but excludes variable consideration that is not highly probable. The Company expects to recognize approximately 77% (2018 – 77%) of this revenue as contracts are completed over the next 18 months with the remainder recognized thereafter.

30. Employee Costs from Continuing Operations

	For the year ended December 31

	2019	2018
	$	$

Wages, salaries, and benefits	2,629.9	2,365.0
Pension costs	75.0	77.1
Share-based compensation (note 23)	18.1	5.3

Total employee costs	2,723.0	2,447.4

Direct labor	1,702.9	1,540.0
Indirect labor	1,020.1	907.4

Total employee costs	2,723.0	2,447.4

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs is $73.0 (2018 – $70.5) related to defined contribution plans.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-57	Stantec Inc.

31. Other (Income) Expense

	For the year ended December 31

	2019	2018
	$	$

Unrealized (gain) loss on equity securities	(7.9)	4.9
Other	(0.3)	(4.8)

Total other (income) expense	(8.2)	0.1

32. Weighted Average Shares Outstanding

The number of basic shares outstanding and diluted common shares, calculated on a weighted average basis, is as follows:

	December 31	December 31
	2019	2018
	#	#

Basic shares outstanding	111,550,424	113,733,118
Share options (dilutive effect in 2019 of 107,168 options; 2018 – 507,066 options)	-	89,200

Diluted shares	111,550,424	113,822,318

At December 31, 2019, no options were antidilutive. At December 31, 2018, 4,480,476 options were antidilutive.

33. Cash Flow Information

A reconciliation of liabilities arising from financing activities for the year ended December 31, 2019, is as follows:

	Revolving			Software	Dividends
	Credit	Term	Lease	Financing	to
	Facility	Loan	Liabilities	Obligations	Shareholders	Total
	$	$	$	$	$	$

January 1, 2019	528.6	308.8	645.0	19.5	15.4	1,517.3
Statement of cash flows
Proceeds	163.4		50.4	-	-	213.8
Repayments or payments	(243.7)		(116.7)	(12.3)	(64.0)	(436.7)
Non-cash changes
Foreign exchange	(0.3)		(16.0)	(0.8)	-	(17.1)
Additions and modifications	-		125.8	8.4	-	134.2
Dividends declared	-		-	-	64.7	64.7
Other	-	(0.3)	0.4	0.9	-	1.0

December 31, 2019	448.0	308.5	688.9	15.7	16.1	1,477.2

34. Related-Party Disclosures

At December 31, 2019, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-58	Stantec Inc.

The following lists the most significant entities where the Company owns 100% of the voting and restricted securities.

Name	Jurisdiction of Incorporation

3221969 Nova Scotia Company	Nova Scotia, Canada
International Insurance Group Inc.	Barbados
Mustang Acquisition Holdings Inc.	Delaware, United States
MWH International, Inc.	Delaware, United States
Stantec Australia Pty Ltd	Australia
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec Holding (2017) Limited	United Kingdom
Stantec Holdings II Ltd.	Alberta, Canada
Stantec New Zealand	New Zealand
Stantec Technology International Inc.	Delaware, United States
Stantec UK Limited	United Kingdom

There are no significant restrictions on the Company’s ability to access or use assets or to settle liabilities of its subsidiaries. Financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Structured entities

At December 31, 2019, the Company had management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following lists the most significant structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation

Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States

Joint operations

The Company also conducted its business through the following significant joint operations.

	Ownership
Name	Interests	Jurisdiction
Stantec-Bonatti, a Joint Venture	85%	Canada
Stantec/SG, a Joint Venture	65%	United States
West, a Joint Venture	50%	United States
Starr ll, a Joint Venture	47%	United States

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-59	Stantec Inc.

Joint ventures and associates

The Company enters into transactions through its investments in joint ventures and associates. The following table provides the total dollar amount for transactions that have been entered into with related parties.

	For the year ended December 31, 2019			For the year ended December 31, 2018
	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	40.2	0.9	8.9	39.8	0.3	10.2
Associates	1.9	0.2	0.2	4.3	0.2	1.0

Compensation of key management personnel and directors of the Company

	For the year ended December 31

	2019	2018
	$	$

Salaries and other short-term employment benefits	11.0	9.0
Directors’ fees	0.8	0.8
Share-based compensation	8.3	0.9

Total compensation	20.1	10.7

The Company’s key management personnel for 2019 and 2018 include its chief executive officer (CEO), chief operating officer, chief business officer, chief financial officer, chief practice and project officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the year. Share-based compensation includes the fair value adjustment for the year.

35. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The operating results of Construction Services, previously a reportable segment, were reported as discontinued operations (note 8).

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-60	Stantec Inc.

Reportable segments from continuing operations

	For the year ended December 31, 2019
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	1,314.7	2,709.8	914.2	4,938.7	(111.4)	4,827.3
Less inter-segment revenue	31.6	21.7	58.1	111.4	(111.4)	-

Gross revenue from external customers	1,283.1	2,688.1	856.1	4,827.3	-	4,827.3
Less subconsultants and other direct
expenses	173.6	740.5	201.9	1,116.0	-	1,116.0

Total net revenue	1,109.5	1,947.6	654.2	3,711.3	-	3,711.3

Gross margin	571.1	1,070.2	367.1	2,008.4	-	2,008.4

	For the year ended December 31, 2018
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	1,311.0	2,365.9	742.7	4,419.6	(135.8)	4,283.8
Less inter-segment revenue	35.2	31.3	69.3	135.8	(135.8)	-

Gross revenue from external
customers	1,275.8	2,334.6	673.4	4,283.8	-	4,283.8
Less subconsultants and other direct expenses	188.0	560.2	180.4	928.6	-	928.6

Total net revenue	1,087.8	1,774.4	493.0	3,355.2	-	3,355.2

Gross margin	557.0	982.5	275.7	1,815.2	-	1,815.2

The following tables disclose disaggregation of revenue by geographic area and services:

Geographic information	Non-Current Assets		Gross Revenue

	December 31	December 31	For the year ended December 31
	2019	2018	2019	2018
	$	$	$	$

Canada	760.5	535.2	1,283.1	1,275.8
United States	1,486.2	1,342.3	2,688.1	2,334.6
United Kingdom	143.3	140.5	279.1	184.9
Global	326.4	140.3	577.0	488.5

	2,716.4	2,158.3	4,827.3	4,283.8

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-61	Stantec Inc.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services	For the year ended December 31
	2019 $	2018 $

Buildings	1,053.3	938.7
Energy & Resources	613.1	597.5
Environmental Services	788.6	682.8
Infrastructure	1,401.7	1,169.3
Water	970.6	895.5

Total gross revenue from external customers	4,827.3	4,283.8

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

36. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2019, investment tax credits of $11.5 (2018 – $7.3) were recorded.

37. Events after the Reporting Period

Normal Course Issuer Bid

From January 1, 2020, to February 26, 2020, pursuant to the NCIB, the Company repurchased and cancelled 141,700 common shares at an average price of $37.03 per share for an aggregate price of $5.2.

Dividend

On February 26, 2020, the Company declared a dividend of $0.155 per share, payable on April 15, 2020, to shareholders of record on March 31, 2020.

38. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for 2019.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2019	F-62	Stantec Inc.